_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 15 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 66     Western Union mailgram distributed to
                    KCPL shareholders commencing July 26, 1996.

     Exhibit 67     Letter to KCPL shareholders distributed
                    commencing July 27, 1996.

     Exhibit 68     Other solicitation materials revising
                    materials filed on July 11, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                        By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  July 29, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                       Page
__________     ______________________________________________     ____

Exhibit 66 Western Union mailgram distributed to KCPL shareholders commencing July 26, 1996

Exhibit 67     Letter to KCPL shareholders distributed
               commencing July 27, 1996

Exhibit 68     Other solicitation materials revising
               materials filed on July 11, 1996

                                                                Exhibit 66

[Text of a mailgram sent to KCPL shareholders]




07/26/96  21:35:45


[Addressee]

  IMPORTANT NOTICE TO SHAREHOLDERS FROM KANSAS CITY POWER & LIGHT CO.

Earlier today, it was announced that Western Resources had agreed with the staff of the Kansas Corporation Commission (KCC) to the imposition of rate reductions which exceed by $180 million those initially proposed by Western. The proposed 5-year settlement contemplates an initial rate reduction of $54.7 million per year, escalating to $64.7 million annually on January 1, 1998. This will result in revenue reductions of more than $300 million for Western over the next five years, underscoring our concerns regarding Western's ability to pay dividends at its promised rate. In addition, the proposed rate reductions are subject to approval by the KCC and can be adjusted further.

We believe the imposition of these rate reductions should be a major cause of concern for KCPL shareholders. Not surprisingly, in the closing days of this proxy contest, Western is trying to portray this loss of more than $300 million in revenue as a favorable development. In addition, the announced agreement does nothing to address our previously expressed concerns regarding Western's overstated merger savings estimates and allowable savings retention rates.

The special meeting to approve the KCPL/UtiliCorp merger will be held on August 7. We strongly urge you to vote "FOR" the KCPL/UtiliCorp merger today by signing, dating and returning one of the WHITE proxy cards previously forwarded to you.

A failure to approve the KCPL/UtiliCorp merger would deprive you of its potential for growth in revenue, income and share value --along with an 18% increase in your annual dividend, without any assurance that Western's hostile exchange offer would ever be consummated.

Sincerely,                                   KCPL Investor Relations
                                             1-(800) 245-5275

Drue Jennings                                D. F. King & Co., Inc.
Chairman of the Board and President          1-(800) 714-3312


July 26, 1996

                                                                Exhibit 67

July 27, 1996



DEAR SHAREHOLDER:

We are writing to let you know about an important recent development. Yesterday, it was announced that Western Resources had agreed with the staff of the Kansas Corporation Commission
(KCC) to the imposition of rate reductions which exceed by $180 million those initially proposed by Western. The proposed 5-year settlement contemplates an initial rate reduction of $54.7 million per year, escalating to $64.7 million annually on January 1, 1998.

This will result in revenue reductions of more than $300 million for Western over the next five years, underscoring our concerns regarding Western's ability to pay dividends at its promised rate. In addition, the proposed rate reductions are subject to approval by the KCC and can be adjusted further.

As indicated on the reverse side of this letter, we believe the loss of revenue resulting from these rate reductions, coupled with our previously expressed concerns regarding Western's overstated merger-related savings projections, will negatively impact Western's future stock value.

We believe the imposition of these rate reductions should be a major cause of concern for KCPL shareholders. Not surprisingly, in the closing days of this proxy contest, Western is trying to portray this loss of more than $300 million in revenue as a favorable development.

The special meeting to approve the KCPL/UtiliCorp merger will be held on August 7. WE STRONGLY URGE YOU TO VOTE "FOR" THE
KCPL/UTILICORP MERGER TODAY BY SIGNING, DATING AND RETURNING THE
ENCLOSED WHITE PROXY CARD.

A failure to approve the KCPL/UtiliCorp merger would deprive you of its potential for growth in revenue, income and share value -- along with an 18% increase in your annual dividend -- without any assurance that Western's hostile exchange offer would ever be consummated.


Sincerely,

/s/Drue Jennings


Western Resources Forecast of 1998 Earnings Per Share
  for Western Resources/KCPL Combination*                   $2.52

Adjustment to Reflect $64.7 Million Revenue Reduction
  Contemplated by Proposed Settlement with KCC Staff**      (0.08)

Adjustment to Reflect Overstatement of Merger-Related
  Savings by Western Resources***                           (0.11)

Revised Estimate of Western Resources' 1998 Earnings
  per Share for Western Resources/KCPL Combination          $2.33

Implied REDUCTION in Western Resources Common Stock
  value in 1998 based on assumed price/earnings ratio
  of 11.5****                                               $2.19


* As reported in the Western Resources Prospectus dated July 3, 1996 and excluding costs to achieve savings and transaction costs. In the Western Resources Prospectus, Western Resources estimated earnings per share for 1998 based on Western Resources' closing stock price on July 2, 1996 resulting in an exchange ratio of 1.01224.

** In its agreement with the KCC staff, Western committed to $64.7 million in cash rate reductions in 1998 and agreed that certain other depreciation adjustments would be considered by the KCC staff in the future. KCPL believes the difference between this $64.7 million stipulated revenue reduction and Western's original regulatory proposal negatively impacts earnings before income taxes by approximately $17 million. When adjusted by an effective tax rate of 40%, the resulting after-tax effect is $10.2 million. This results in a reduction to earnings per share of approximately $.08, based on 128,136,000 shares outstanding.

*** Assumes that $70.421 million in first year savings claimed in the Western Resources Prospectus are overstated by $23.474 million. KCPL's analysis of Western Resources' claimed merger-related savings indicated that Western Resources overestimated total purchasing savings by 62.7% and overestimated total administrative savings by 48.5%. Applying such percentages to the first year purchasing and administrative savings in Western Resources' Prospectus indicates that first year merger-related savings are overstated by slightly more than one-third. One-third of Western Resources' estimate of $70.421 million equals $23.474 million. The $23.474 million adjustment as reduced by 40% to reflect the effect of taxes results in an after-tax adjustment of $14.084 million, which results in a reduction to earnings per share of approximately $0.11 based upon 128,136,000 shares outstanding.

**** Utility industry estimated average for 1996 as calculated in Merrill Lynch report dated June 24, 1996.

The foregoing contains certain statements of opinion and belief of KCPL. The foregoing information is provided to facilitate an analysis of the potential value of Western Resources' offer. The implied reduction, if any, in Western Resources' common stock value may be greater or less than indicated above.

The chart set forth above supersedes charts previously furnished to shareholders in which rate reduction adjustments were based on the $105 million annual rate reduction initially recommended by the KCC staff. As previously calculated, the implied reduction in Western's 1998 per share common stock value ranged from $3.68- $3.80.

[Other solicitation materials revising materials filed on July 11, 1996]

                                                                Exhibit 68


To:    Followers of Kansas City Power & Light Company

From:  David Myers
       Manager, Investor Relations

Date:  July 29, 1996

     In light of Western Resources' announcement of its proposed settlement with the Staff of the Kansas Corporation Commission, we have revised page 13 of KCPL's booklet entitled, "A Guide To The Merger". The proposed 5-year settlement contemplates an initial rate reduction of $54.7 million per year, escalating to $64.7 million annually on January 1, 1998. This will result in revenue reductions of more than $300 million for Western over the next five years, underscoring our concerns regarding Western's ability to pay dividends at its promised rate. We believe the imposition of these rate reductions should be a major cause of concern for KCPL shareholders. Not surprisingly, in the closing days of this proxy contest, Western is trying to portray this loss of $300 million in revenues as a favorable development.

     Please replace the enclosed page 13 with the one included in the "Guide To The Merger".

 [KCPL Logo]                                   [UtiliCorp United
                                                EnergyOne Logo]


                      A GUIDE TO THE MERGER


                                        Revised July 29, 1996

The following is not a prediction as to specific future market values and should be read in conjunction with page 3 hereof.
Specific future market values cannot be predicted with certainty

                        Potential for significant rate reductions

We Believe Western Rate Reductions Will Result in Lower Values for Shareholders

                                                     Incremental Annual
                        $8.7MM     $64.7MM            Net Depreciation
                       Rate Red/  Reduction/             Increases
                          WR       KCC/WR            __________________
Rate Case Scenarios:   Proposal*  Stipulation**
____________________   ________   ___________        _______    _______
 Pro forma 1998 EPS    $2.52(1)    $2.44(4)

 Less:  Synergy                     0.11
 adjustment-See                   ___________
 page 14

 Adjusted pro forma                $2.33
 1998 EPS

 Cash flow impact                 ($48MM)

 Combined dividend      84.9%      91.8%
 payout(2)

 Implied WR price      $28.98     $26.80
 at P/E of 11.5(3)

 Implied KCPL share    $31.00     $29.48
 value

(1)  As reported in Amendment No. 2 to S-4 dated July 3, 1996 filed by Western with the SEC; EPS based on exchange ratio of
     1.01224

(2)  Using $2.14 dividend rate reported in Amendment No. 2 to
     Western S-4

(3) Utility industry average as calculated in Merrill Lynch report dated June 24, 1996

(4) Represents an $0.08 reduction from Western's estimated 1998 EPS of $2.52. In its agreement with the KCC staff, Western committed to $64.7 million in cash rate reductions in 1998 and agreed that certain other depreciation adjustments would be considered by the KCC staff in the future. KCPL believes the difference between this $64.7 million stipulated revenue reduction and Western's original regulatory proposal negatively impacts earnings before income taxes by approximately $17 million. When adjusted by an effective tax rate of 40%, the resulting after-tax effect is $10.2 million. This results in a reduction to earnings per share of approximately $0.08, based on 128,136,000 shares outstanding.


  *As filed with the KCC in the WR stand-alone regulatory plan

 **Per Western Resources' stipulation agreement with KCC Utilities Division staff